UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date: December 15, 2009
By: /s/ Mark H. Bailey Name: Mark H. Bailey Title: President and Chief Executive Officer

MINEFINDERS CORPORATION LTD. TSX : MFL NYSE AMEX : MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267 www.minefinders.com

NEWS RELEASE

MINEFINDERS CONSOLIDATES LA VIRGINIA DISTRICT IN SONORA –

 DRILLING  PLANNED IN EARLY 2010

Vancouver, British Columbia – December 15, 2009 - Minefinders Corporation Ltd. is pleased to report the consolidation of all mineral rights and surface rights necessary to drill and test the La Virginia gold/silver district in Sonora, Mexico. The Company has staked mineral rights over more than 32,000 hectares of land and has also optioned an additional 2,100 hectares of mineral rights. More than 2,500 hectares of surface rights covering the main target areas have been leased allowing for exploration and exploitation within the district. Consolidation of these holdings allows Minefinders to test mineralized targets within the historically producing district and explore additional targets from within the overall land package.

Interest in the La Virginia gold/silver district was generated during the Company’s 2007 helicopter reconnaissance program in which the Company located workings and preliminarily sampled the district to determine overall economic potential. Favorable results and recognition of a geologic setting very similar to that of the Company’s Dolores deposit, located 100 kilometers to the southeast in Chihuahua State, led to the effort to consolidate the district.

Significant sample results from the main La Virginia District are provided below:

La Virginia Significant Sample Results – Main District
Sample #	Width (meters)	Gold gpt	Silver gpt	AuEq[1] Grade (gpt)	Sample Description
MJT-07-116	-	5.04	257	9.32	dump
MJT-07-108	-	5.35	635	15.93	dump
LAV-AR-19	2.0	9.12	546	18.22	chip-channel
MJT-07-108	1.0	5.67	3	5.73	chip-channel
LAV-WJO-54	2.0	4.39	173	7.27	chip-channel
MJT-07-102	2.0	1.87	95	3.46	chip-channel
LAV-WJO-35	-	12.34	1,225	32.8	dump
LAV-WJO-60	5.0	3.70	108	5.50	chip-channel
MJT-07-105	-	5.91	196	9.18	dump
MJT-07-101	2.0	6.71	311	11.89	chip-channel
BM-07-85	-	3.69	323	9.07	dump
BM-07-86	1.0	3.87	284	8.60	chip-channel
LAV-WJO-14	2.0	3.09	291	7.94	chip-channel
LAV-AS-18	-	7.27	747	19.72	dump
BM-07-93	-	16.85	1,530	62.07	dump
LAV-AS-02	-	5.62	513	14.17	dump
BM-07-91	-	3.36	361	9.38	dump

1 a silver to gold value ratio of 60 to 1 is used to calculate AuEq

Gold-silver mineralization occurs within steeply-dipping stockworks and vein zones that were only sporadically mined in shallow pits at surface and through short adits.  Both dump samples and chip-channel samples from workings within the main district suggest a strongly mineralized gold-silver system.  Vein and stockwork zones have also been located along a strikelength of several kilometers both north and south of the central district.  More than 400 samples have been taken throughout the region and several additional target areas outside of the main district have been identified.

The La Virginia District has never been drilled and contains untested targets. Sample results suggest a stockwork/vein system containing high grades of gold and silver over more than a kilometer of strikelength. Multiple mineralized structures occur within the district and additional potential for bulk-tonnage stockwork deposits also exist.

The gold-silver system at La Virginia occurs within the same geologic environment and setting as the Company’s Dolores gold and silver mine. Mineralization at both occurs as quartz-calcite stockworks containing iron-oxides and sulphides associated with latitic dikes found within a thick sequence of andesitic flows and tuffs.  At Dolores the mineralized system persists to a depth of more than 700 meters from surface, and along a strikelength that exceeds 4 kilometers. Drilling planned for 2010 will investigate overall potentials at depth and along strike within the main La Virginia district as additional target development and delineation work is accomplished throughout the Company’s land holdings in the area.

Quality Control and Assurance

All analyses reported are fire assay analyses for gold and multi-acid digestion with AA analyses or fire assay analyses for silver, and completed by either Chemex Labs of Vancouver, British Columbia, or Inspectorate Labs of Sparks, Nevada.   Samples reported in this news release were comprised of either rock chips found within mine dumps or from continuous chip-channel sampling as indicated in the table above.  All samples were transported to sample preparatory facilities in Hermosillo, Mexico (Chemex) or Durango, Mexico (Inspectorate) prior to analysis.

Mr. Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the La Virginia Project and is responsible for the contents of this news release.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. The Company continues its exploration efforts on other prospective projects in Mexico to build a quality pipeline of precious metals projects for future growth.

Investor contact:

Mike Wills

Minefinders Corporation Ltd.

(604) 687-6263

mike@minefinders.com

www.minefinders.com

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" of Minefinders' Annual Information Form for the year ended December 31, 2008 and under the heading "Risks and Uncertainties" of Minefinders' Management’s Discussion and Analysis for the year ended December 31, 2008 and quarter ended September 30, 2009, all of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.